Exhibit 20.2

GRANITE CONSTRUCTION INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited — In Thousands, Except Share and Per Share Data)

	June 30,	December 31,
	2004	2003
Assets
Current assets
Cash and cash equivalents	$112,555	$69,919
Short-term marketable securities	62,535	90,869
Accounts receivable, net	389,479	288,210
Costs and estimated earnings in excess of billings	55,682	31,189
Inventories	33,222	29,878
Deferred income taxes	22,144	22,421
Equity in construction joint ventures	19,901	42,250
Other current assets	45,601	43,915

Total current assets	741,119	618,651

Property and equipment, net	356,377	344,734

Long-term marketable securities	32,949	41,197

Investment in affiliates	12,974	18,295

Other assets	47,091	37,533

	$1,190,510	$1,060,410

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt	$10,482	$8,182
Accounts payable	213,989	135,468
Billings in excess of costs and estimated earnings	128,257	99,337
Accrued expenses and other current liabilities	105,227	105,717

Total current liabilities	457,955	348,704

Long-term debt	131,592	126,708

Other long-term liabilities	27,550	24,938

Deferred income taxes	45,775	44,297

Minority interest in consolidated subsidiaries	25,905	10,872

Stockholders’ equity
Preferred stock, $0.01 par value, authorized 3,000,000 shares; none outstanding	—	-
Common stock, $0.01 par value, authorized 100,000,000 shares; issued and outstanding 41,609,521 shares in 2004 and 41,528,317 shares in 2003	416	415
Additional paid-in capital	75,812	73,651
Retained earnings	438,648	442,272
Accumulated other comprehensive income	604	76

	515,480	516,414
Unearned compensation	(13,747)	(11,523)

	501,733	504,891

	$1,190,510	$1,060,410